

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2015

<u>Via Email</u>
Mr. John R. Erickson
Chief Financial Officer
American Capital Agency Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

   Re: **American Capital Agency Corp.**
      Form 10-K
      Filed February 25, 2014
      File No. 001-34057

Dear Mr. Erickson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Jaime G. John

            Jaime G. John
            Branch Chief

Cc: Samuel A. Flax *(via E-mail)*